Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Five Asian Currency Basket Bull Notes Due July 11, 2009
Final Term Sheet

Principal Amount:	$37,627,000. The Aggregate Principal Amount may be increased prior to the Issue Date and, in that event, additional Notes may be sold at a different Issue Price.

Pricing Date:	December 21, 2007

Issue Date:	January 11, 2008

Maturity Date:

July 11, 2009 unless such day is not a Business Day, in which case the Maturity Date shall be the next following Business Day (unless the next day that is a Business Day falls in the next calendar month, in which case the Maturity Date will be the immediately preceding Business Day).

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Basket Currencies:	Chinese Renminbi (“CNY”), Indonesian Rupiah (“IDR”), Malaysian Ringgit (“MYR”), Philippine Peso (“PHP”) and Singapore Dollar (“SGD”)

CCY Initial Forward Rates:	The 18-month forward exchange rates for each Basket Currency, as calculated on the Pricing Date, which are:

CNY per U.S. Dollar (“USD”) = 6.5630

IDR per USD = 9800

MYR per USD = 3.2440

PHP per USD = 41.36

SGD per USD = 1.4180

CCY Final Rates:

For each Basket Currency, the spot exchange rate between such Basket Currency and the U.S. Dollar expressed as the amount of the applicable Basket Currency unit per USD for customary settlement in the spot foreign exchange market as determined by the Calculation Agent in its sole discretion at 10:00 a.m. (New York time) on the Determination Date on the following Reuters Pages:

	CNY = SAEC

	IDR =ABSIRFIX01

	MYR = ABSIRFIX01

	PHP =PDSPESO

	SGD = ABSIRFIX01

Basket Performance:	The sum of the following, as calculated by the Calculation Agent, expressed as a percentage:

	1/4 (CCY Initial-CCY Final) / CCY Final for CNY

	1/8 (CCY Initial-CCY Final) / CCY Final for IDR

	1/4 (CCY Initial-CCY Final) / CCY Final for MYR

	1/8 (CCY Initial-CCY Final) / CCY Final for PHP

	1/4 (CCY Initial-CCY Final) / CCY Final for SGD

Redemption Amount:	On the Maturity Date an amount which will be:

	100% plus 4.00% (the “Bonus”) plus (2 x the Basket Performance).

	The Redemption Amount will in no event be less than the Bonus.

Determination Date:	June 29, 2009, unless such day is not a Business Day, in which case the Determination Date shall be the next day that is a Business Day.

Hypothetical Returns:	Hypothetical Basket Performance	Hypothetical Redemption Amount (as a percentage of Principal Amount)
	115.00%	134.00%
	113.50%	131.00%
	110.50%	125.00%
	109.00%	122.00%
	107.50%	119.00%
	106.00%	116.00%
	104.50%	113.00%
	103.00%	110.00%
	102.50%	109.00%
	101.50%	107.00%
	100.00%	104.00%
	98.50%	101.00%
	98.07%	100.00%

97.00%	98.00%
96.23%	96.46%
94.00%	92.00%
92.50%	89.00%
91.00%	86.00%
89.50%	83.00%
88.00%	80.00%
68.00%	40.00%
50.00%	4.00%
25.00%	4.00%
0.00%	4.00%

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.